TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED

RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of the

Convergence Funds

Trust for Professional Managers (the “Trust”), on behalf of its series, the Convergence Core Plus Fund and the Convergence Opportunities Fund (each a “Fund” and collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1. Class Designation.  The Fund will offer two classes of shares to be known as the Investment Class Shares and Institutional Class Shares (each, a “Class”, and collectively, the “Classes”).

2. Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Investment Class:
Investment Class shares will be offered for sale at net asset value.  Investment Class shares will be subject to a distribution plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for a Rule 12b-1 distribution fee of 0.25% of the average daily net assets of the Fund attributable to Investment Class shares, computed on an annual basis.  The Distribution Plan fees for the Investment Class shares will be used to pay the Fund’s distributor a distribution fee for promoting and distributing Investment Class shares.  Investment Class shares are not subject to any sales charges.

Institutional Class:
Institutional Class shares will be offered for sale at net asset value without the imposition of Rule 12b-1 distribution fees and/or shareholder servicing fees.  Institutional Class shares are not subject to any sales charges.

3. Expense Allocations.  The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4. Conversions.  There are no automatic conversion features associated with the Investment Class or Institutional Class shares.

5. General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interests of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the 1940 Act).  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted by the Trust on October 23, 2009

Amended and Restated by the Trust on October 24, 2013